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                                                                  Exhibit (a)(9)

   EFI and Splash Announce Expiration of Hart-Scott-Rodino Waiting Period In
                           Connection With the Merger

FOSTER CITY & SUNNYVALE, Calif.-- (BUSINESS WIRE) -- Oct. 11, 2000 -- Electronics For Imaging, Inc. (EFI) (Nasdaq:EFII) the world leader in enabling
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networked printing solutions, and Splash Technology Holdings, Inc. (Splash)
(Nasdaq:SPLH) today announced that the waiting period under the Hart-Scott-
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Rodino Antitrust Improvements Act of 1976 (the "HSR Act") applicable to EFI's
$10.00 per share cash tender offer for Splash expired yesterday without further action taken by the U.S. Federal Trade Commission.

On August 31, 2000, EFI and Splash announced the entering into a definitive merger agreement through which EFI will pay Splash stockholders $10.00 per share in cash. The acquisition is structured as a tender offer for all outstanding Splash shares. As has been previously disclosed, the tender offer will expire this Friday, October 13, 2000, at 5:00 p.m., New York City time.

Consummation of the tender offer is subject to certain customary closing conditions, including the valid tender of a majority of the Splash common stock.

About Electronics For Imaging

  Electronics for Imaging (www.efi.com) is the world leader in enabling
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networked printing solutions.  EFI technology allows copiers, printers, and digital presses to be shared across work groups, the enterprise, and the internet. The results are greater productivity, improved document management, seamless networking, and the assured quality of color and black-and-white images. The company's OEM partners look to EFI to deliver products that help grow sales and reduce costs associated with internal development and support. Competitive, feature-rich solutions, such as the Fiery and EDOX brands of networked image processors and the eBeam brand of Web-enabled whiteboard systems, are an outgrowth of our determination to offer OEMs and end users alike the highest assurance of innovation, quality, reliability, and support. The company employs more than 800 people and maintains 22 offices worldwide.


Safe Harbor for Forward Looking Statements: Statements contained in this press release, which are not historical facts, are forward-looking statements subject to risks and uncertainties as discussed more fully in the companies' filings with the SEC, including their most recent Form 10-K and Form 10-Q. In addition, acquisitions involve risks and uncertainties which include, among others, the risk that expected growth will not be achieved, the integration of the companies will divert management attention and may not be achieved at all, any expected accretion in earnings will not materialize, expected synergies may not be realized and employees may choose not to continue with the combined company.

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